UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

FORM 6-K
____________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934
For the Month of May 2013
_______________________

Commission File No. 1-14742

JINPAN INTERNATIONAL LIMITED
(Translation of Registrant’s Name into English)

c/o Hainan Jinpan Electric Company, Ltd
No. 168 Nanhai Avenue (Building No. 7),
Haikou Free Trade Zone
Haikou, Hainan, People’s Republic of China
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes    ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  ______________

Attached hereto as Exhibit 1 and incorporated by reference herein is the press release of the Registrant, dated May 3, 2013.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JINPAN INTERNATIONAL LIMITED
(Registrant)

By:
Name:	Yuqing Jing
Title:	Corporate Secretary

Dated:  May 3, 2013

Exhibit No.	Description
1	Press release dated May 3, 2013

Exhibit 1

Jinpan International Ltd. Announces Reporting Date for First Quarter 2013 Financial Results

CARLSTADT, N.J., May 3, 2013 /PRNewswire/ -- Jinpan International Ltd (Nasdaq: "JST"), a leading designer, manufacturer, and distributor of cast resin transformers for voltage distribution equipment, today announced that it plans to release its first quarter 2013 financial results on Wednesday, May 15th, 2013, before the market opens.

The Company will hold a conference call at 8:30 am ET on Wednesday, May 15th, 2013 to discuss first quarter 2013 results. Listeners may access the call by dialing 1-913-312-0971. A webcast will also be available via http://public.viavid.com, with event ID: 104646. A replay of the call will be available through May 29th, 2013 by dialing 1-858-384-5517, access code: 2671109.

About Jinpan International Ltd

Jinpan International Ltd. (Nasdaq: JST) designs, manufactures, and markets cast resin dry type transformers, VPI transformers and reactors, switchgears, and unit substations for power distribution. Jinpan's power distribution products allow high voltage transmissions of electricity to be distributed to various locations in lower, more usable voltages. Its principal executive offices are located in Hainan, China and its U.S. headquarters is based in Carlstadt, New Jersey.

SOURCE Jinpan International Ltd.

CONTACT: At Jinpan International Ltd., Mark Du, Chief Financial Officer, (201) 460-8778; or At ICR, Inc., In U.S., Bill Zima, (646) 308-1630